BAKER & MCKENZIE
貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

05007883

4 May 2005

Our ref: 32002208-000003
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Mail stop 0405-Attention to Susan Min (202)-9421951

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

RECEIVED MAY 1 0 2005 PROCESSING SECTION WASH, D.C. 183

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated 15 April, 2005, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Michelle Li

Allen Shyu/Michelle Li

PROCESSED
MAY 1 7 2005
THOMSON FINANCIAL

Encl.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on April 15, 2005

1. First Quarterly Report of 2005 of China Shipping Development Company Limited -released on 20 April 2005.
2. News released on 21 April 2005-CSDC-Shipper expects profit to double as demand soars.
3. News released on 21 April 2005: CSDC-China Shipping net doubles
4. News released on 21 April 2005: CSCL-China Shipping's Bold Growth Puts It at Risk of Capacity Glut
5. News released on 21 April 2005: China Shipping Sets Risky Course

B46

THE STANDARD 20 APR 2005

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

First Quarterly Report of 2005

IMPORTANT NOTICE

This first quarterly report has been prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies issued by the China Securities Regulatory Commission. This report is published simultaneously in Shanghai and Hong Kong of the People's Republic of China (the "PRC"). All financial information set out in the first quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards.

The board (the "Board") of directors (the "Directors") of China Shipping Development Company Limited (the "Company", together with its subsidiaries, the "Group") confirms *that there is no false representation or misleading statements which are contained in or material omissions from this announcement. The Directors jointly and severally accept* responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

Mr. Li Shaode, chairman, Mr. Wang Kangtian, chief financial officer, and Ms. Song Aiwu, manager of the financial department of the Company have declared that they guarantee the truthfulness, accuracy and completeness of the financial statements contained in this announcement.

This announcement is made pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. PARTICULARS OF THE COMPANY

1.1 Financial information

1.1.1 Principal financial data and statistics highlights

Items	As at 31 March 2005 *(RMB)*	As at 31 December 2004 *(RMB)*	Increase/ Decrease *(%)*
Total assets	12,501,118,376.62	11,522,602,625.68	8.49
Shareholders' Equity (excluding minority interests)	9,353,495,219.78	8,524,297,115.35	9.73
Net assets per share	2.81	2.56	9.77
Adjusted net assets per share	2.80	2.55	9.80

	For the three months ended 31 March 2005 *(RMB)*	Increase/ Decrease as compared with the same period of 2004 *(%)*
Net cash flow from operating activities	749,849,496.55	90.52
Earnings per share	0.2494	101.45
Rate of returns on net assets (%)	8.87	62.45
Rate of returns on net assets after exceptional items (%)	8.29	46.47

Exceptional items	*(RMB)*
Non-operating income	66,500,510.17
Non-operating expenses	-2,864,881.69
Tax	-9,545,344.27
Total	54,090,284.21

1.1.2 Profit and loss account

Items	For the three months ended 31 March 2005 Company *(RMB)*	Group *(RMB)*	For the three months ended 31 March 2004 Company *(RMB)*	Group *(RMB)*
1. Revenue from major operating activities	1,988,739,417.22	2,120,022,930.64	1,455,376,886.84	1,517,315,104.83
Less: sales allowance and discounts			—	—
Net revenue from major operating activities	1,988,739,417.22	2,120,022,930.64	1,455,376,886.84	1,517,315,104.83
Less: major operating costs	1,047,690,902.33	1,112,669,724.84	877,085,718.61	923,127,018.06
Tax and levies on major operating activities	42,226,980.12	44,317,556.90	33,234,451.82	34,898,946.84
2. Profit from major operating activities	898,821,543.77	963,035,648.90	545,056,716.41	559,289,139.93
Add: Other operating profits	5,171,504.02	9,524,867.18	2,287,712.60	8,304,788.54
Non-monetary transaction	—	—	—	—
Less: loss from price drop in inventory	—	—	—	—
Operating expenses	—	—	—	—
Administration expenses	51,607,265.41	54,319,674.65	47,599,307.69	48,929,885.07
Financial expenses	21,874,333.79	22,919,709.23	23,744,826.58	24,888,079.12
3. Operating profit	830,511,439.59	895,321,132.20	476,000,294.74	493,775,964.18
Add: Income from investment	68,751,053.75	6,858,720.68	22,392,431.69	5,323,324.64
Profit/Loss from futures	—	—	—	—
Subsidy Income	—	—	—	—
Non-operating income	66,501,870.17	66,501,870.17	—	—
Less: Non-operating expenses	2,866,241.69	2,866,241.69	18,014,683.34	18,019,683.34
4. Total profit	962,898,121.82	963,815,541.36	480,378,044.09	481,079,605.48
Less: Income tax	133,251,169.12	133,519,959.67	68,697,841.71	69,247,008.51
Minority shareholders' interests	—	648,628.99	—	152,394.59
Add: unrecognised loss from investment	—	—		
5. Net profit	829,646,952.70	829,646,952.10	411,680,202.38	411,680,202.38

1.2 *As at 31 March 2005, the Company had a total of 31,652 shareholders.*

The top 10 shareholders of circulation shares of the Company (unit: share)

Name of shareholders	Number of shares held at 31 March 2005	Type of shareholders (state or foreign shareholders)
HKSCC Nominees Limited	1,279,038,997	H shares
China Bank-Fortis Haitong Income Securities Investment Fund	21,222,516	A shares
China Merchants Bank Shareholders Co., Ltd. - CITIC Classic Allocation Fund	16,025,523	A shares
China Everbright Bank Co., Ltd. — Julian Infrastructure Sector Securities Investment Fund	14,506,993	A shares
Shanghai Securities Company Limited	9,699,735	A shares
China Industrial and Commercial Bank-Tian Yuan Securities Investment Fund	9,069,210	A shares
China Industrial and Commercial Bank-SSE 50 ETF Index Fund	8,409,956	A Shares
The Bank of Communication- Fortis Haitong Best Selection Securities Investment Fund	8,000,981	A Shares
The Bank of Communication - Efund 50 Index Fund	7,768,087	A shares
China Merchants Bank-China Merchants Securities Investment Fund	6,844,457	A shares

2. Management discussion and analysis

2.1 *Brief analysis of overall operating activities during the three months ended 31 March 2005 (the "Reporting Period") of the Company*

During the Reporting Period, the oil shipping market improved steadily. The domestic demand for crude oil was constantly increased and the supply of domestic refined oil remained abundant, whereas the shipping of pipeline oil from inland oilfields in northern China ceased, and the commencement of Ningbo-Shanghai-Nanjing crude oil pipeline also diverted some trans-shipment volume of imported crude oil. On the other hand, the international oil shipping market remained at high level, whereas the freight rates fluctuated frequently. The Group enhanced market research on both the domestic and international shipping markets. By fully leveraging on the advantages of cross-shipment within and outside the PRC, and making careful arrangements of the shipping routes for the newly added oil tankers in advance, the Group improved its operating efficiency of the oil tankers. On the other hand, the Group took advantage of favourable opportunities to enter into shipping contracts for VLCC, and also made active measures to undertake the shipment of foreign trade oil and explore the oil shipping market potentials in developing countries. Hence, the operating efficiency continued to sustain steady growth. During the Reporting Period, the volume of oil shipped by the Group was 18.58 billion tonne nautical miles, and the revenue derived from such oil transportation was RMB1.17 billion, representing an increase of 45.9 percent and 28.1 percent, respectively, as compared with the same period of 2004.

During the Reporting Period, the demand for domestic coal shipping capacity remained strong. The Group made careful arrangements of its operation, and made much effort to enter into contracts of affreightment (the "COA") with its major customers. During the Reporting Period, the Group had successfully entered into COAs with its major customers for the whole year. Under the COAs, the Group raised the freight rates by 20%, and also charged bunker fee and port subsidies. In addition, the Group made active measures to strive for special purpose terminals with a view to facilitating smooth operation at ports, and also made timely readjustment to its shipping routes and capacity for domestic and international bulk cargo transportation. As a result, the Group improved its operation efficiency and economic benefits constantly. During the Reporting Period, the volume of coal undertaken by the Group was 13.16 billion tonne nautical miles and the revenue derived from coal transportation was RMB0.705 billion, representing an increase of 15.1 per cent and 61.7 per cent, respectively, as compared with the same period of 2004

It is expected that the domestic oil shipping market will remain stable, the shipping volume of offshore crude oil will increase, and the shipping volume of imported crude oil will also remain stable for the second quarter of 2005. The Group will monitor the changes in both domestic and international oil shipping market closely, and adopt various measures to improve its operation of crude oil trans-shipment and offshore oil transportation, and explore the shipping market of imported fuel oil and crude oil. In terms of coal and other dry bulk cargo transportation, the Company will make much effort to facilitate the smooth operation at various ports, to further improve operating efficiency, and to make timely readjustment to shipping routes. In addition, the Group will also improve its shipping capacity and to further expand its share in domestic coal shipping market.

2.1.1 *Major operating activities or product contributing over 10 per cent of revenue or profit from major operating activities of the Company*

Items	Revenue from major operating *activities* (RMB)	Major operating *costs* (RMB)	Gross profit *margin* (%)
Ocean transportation	2,120,022,930.64	1,112,669,724.84	45.43

2.1.2 *The seasonal or periodic characteristics of the Company's operation*

The Company's principal activities consist of the shipment of oil and cargoes along the coast of the PRC. In general, the Company's transportation businesses are affected to a certain degree due to the seasonal changes and the traditional holidays during the first three months of every year. However, since the beginning of 2005, both the international and domestic shipping markets have improved their performance steadily. With increased shipping capacity delivered into operation and the increase of freight rates, the Company has maintained a steady and rapid growth in its oil and coal transportation operations during the first quarter of 2005.

2.1.3 Material Charges in the Composition of profit during the Reporting Period.

During the Reporting Period, the net non-operating income less expenses of the Company was RMB63,635,600, representing 6.6% of the total net profit of the Company. Such non-operating income arose from the gain on disposal of three oil tankers, "Daqing 242", "Ninghe" and "Daqing 218", respectively, by the Company.

2.1.4. Profit increase warning

Pursuant to the Shanghai Stock Exchange Listing Rules, the Board hereby announces the net profit of the Company for the six months ended 30 June 2005 is expected to increase by 50-100 per cent as compared with the same period of 2004. The expected increase is primarily attributable to the following:

a. the domestic cargo transportation continues to grow rapidly, whilst the international shipping market also improves. Both developments would be favourable to the overall operation of the Group;

b. more shipping capacity has been put into use as compared with the same period of 2004; and

c. efforts devoted to increase the revenue and tighten the expenditure of the Group have yielded promising results.

By order of the Board
China Shipping Development Company Limited
Li Shaode
Chairman

Shanghai, the PRC
19 April 2005

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Wang Kanghe and Mr. Yao Zuozhi as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

A67 經濟日報 20 APR 2005

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：1138)

2005年第1季度報告

重要提示

本第一季度報告是根據中國證券監督管理委員會發出有關上市公司在季度報告的信息披露規則而編製。本報告於中華人民共和國(「中國」)上海和香港同步發表，本報告所載的所有財務資料未經審核，並已根據中國會計準則編製。

中海發展股份有限公司(「本公司」，連同其附屬公司統稱「本集團」)董事(「董事」)會(「董事會」)保證，本公佈所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，董事並對其內容的真實性、準確性和完整性負個別及連帶責任。

董事長李紹德先生、總會計師王康田先生、財務部部長宋愛武女士保證本公佈中財務會計報告的真實、準確和完整。

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條之規定而作出。

1 本公司基本情況簡介

1.1 財務資料

1.2.1 主要會計數據及財務指標

項目	於2005年3月31日 本報告期末 (人民幣元)	於2004年12月31日 上年度期末 (人民幣元)	本報告期末比上年度期末增減 (%)
總資產	12,501,118,376.62	11,522,602,625.68	8.49
股東權益(不含少數股東權益)	9,353,495,219.78	8,524,297,115.35	9.73
每股淨資產	2.81	2.56	9.77
調整後的每股淨資產	2.80	2.55	9.80

	2005年初至報告期期末 (人民幣元)	本報告期比2004年同期增減 (%)
經營活動產生的現金流量淨額	749,849,496.55	90.52
每股收益	0.2494	101.45
資產淨值回報率(%)	8.87	62.45
扣除非經常性損益後的資產淨值回報率(%)	8.29	46.47

(人民幣元)

非經常性損益項目	
營業外收入	66,500,510.17
營業外支出	-2,864,881.69
稅項	-9,545,344.27
合計	54,090,284.21

1.1.2 利潤表

項目	截至2005年3月31日止3個月 公司數 (人民幣元)	截至2005年3月31日止3個月 集團數 (人民幣元)	截至2004年3月31日止3個月 公司數 (人民幣元)	截至2004年3月31日止3個月 集團數 (人民幣元)
一、主營業務收入	1,983,739,417.22	2,120,022,930.64	1,455,376,886.84	1,517,315,104.83
減：銷售折讓			–	–
主營業務收入淨額	1,983,739,417.22	2,120,022,930.64	1,455,376,886.84	1,517,315,104.83
減：主營業務成本	1,047,690,902.33	1,112,669,724.84	877,085,718.61	923,127,018.06
主營業務稅金及附加	42,226,980.12	44,317,556.90	33,234,451.82	34,898,945.84
二、主營業務利潤	898,821,543.77	963,035,648.90	545,056,716.41	559,289,139.93
加：其他業務利潤	5,171,504.02	9,524,867.18	2,287,712.60	8,304,781.54
[illegible]	–	–	–	–
減：存貨跌價損失	–	–	–	–
營業費用	–	–	–	–
管理費用	51,607,265.41	54,319,674.65	47,599,307.69	48,929,985.07
財務費用	21,874,333.79	22,919,709.23	23,744,826.58	24,888,079.22
三、營業利潤	830,511,439.59	895,321,132.20	476,000,294.74	493,775,964.18
加：投資收益	68,751,053.75	6,658,760.68	22,392,412.69	5,323,324.64
期貨損益	–	–	–	–
補貼收入	–	–		
營業外收入	66,501,870.17	66,501,870.17	–	–
減：營業外支出	-2,866,241.69	-2,866,241.69	[illegible]	-18,019,683.34
四、利潤總額	962,898,121.82	965,815,541.36	480,378,044.09	481,079,605.48
減：所得稅	133,251,169.12	135,519,959.67	68,697,841.71	69,247,008.51
減：少數股東損益	–	648,628.99	–	152,394.59
加：未確認的投資損失			–	–
五、淨利潤	829,646,952.70	829,646,952.70	411,680,202.38	411,680,202.38

1.2 於2005年3月31日報告期末股東總人數為31,652戶。

前十名流通股股東持股情況

股東名稱(全稱)	期末持有流通股的數量	種類(A、B、H股或其它)
HKSCC NOMINEES LIMITED	1,279,038,997	H股
中國銀行－海富通收益增長證券投資基金	21,222,516	A股
招商銀行股份有限公司－中信經典配置證券投資基金	16,025,523	A股
中國光大銀行股份有限公司－巨田基礎行業證券投資基金	14,506,993	A股
上海證券有限責任公司	9,699,735	A股
中國工商銀行－天元證券投資基金	9,069,210	A股
中國工商銀行－上證50交易型開放式指數證券投資基金	8,409,956	A股
交通銀行－海富通精選證券投資基金	8,000,981	A股
交通銀行－易方達50指數證券投資基金	7,768,087	A股
招商銀行股份有限公司－招商股票投資基金	6,844,457	A股

2 管理層討論與分析

2.1 報告期內本公司經營活動總體狀況的分析

一季度油運市場總體向好，國內原油需求平穩，內貿成品油貨源充足，但北方管道油下海量完全停止，甬滬寧原油輸送管道開通分流部分中轉貨源。外貿油品運輸市場維持高位運行，但運價波動頻繁。針對上述情況，本集團加強市場分析，充分發揮內外貿交叉運輸優勢，加快船舶周轉，切實做好多艘新增油船的航線安排，並抓住VLCC市場高位簽訂運輸合同，積極拓展進出口油品運輸和第三國運輸，經營效益繼續保持穩定增長。一季度，本集團完成油品運量185.8億噸海浬，實現運輸收入人民幣11.7億元，同比分別增長45.9%和28.1%。

一季度，國內煤運需求持續旺盛。本集團精心組織生產，抓好COA合同簽訂工作，年內全部運輸合同已於一季度簽訂完畢，合同運價同比上升20%，並增加了燃油附加費和港口費補貼。同時，通過爭取專用泊位、靈活調度船舶、科學調整內外貿運力投放等方式提高船舶運輸效率，經營效益穩步增加。一季度，本集團完成煤炭運輸周轉量131.6億噸海浬，實現運輸收入人民幣7.05億元，同比分別增長15.1%和61.7%。

預計二季度國內油運市場總體保持穩定，海洋油貨源將有所增加，進口原油運量將穩中有升。本集團將密切關注國內外油運市場形勢的變化，加強進口中轉油和海洋油的攬貨工作，積極拓展進口燃料油及原油的運輸。在煤炭及其他幹散貨運輸方面，本集團將努力加快船舶在各港的周轉，提高運輸效率，靈活安排船期，擴大運力規模，提高市場佔有率。

2.1.1 佔主營收入或主營業務利潤總額10%以上的主營行業或產品情況

項目	主營業務收入 (人民幣元)	主營業務成本 (人民幣元)	毛利率(%)
海洋運輸	2,120,022,930.64	1,112,669,724.84	45.43

2.1.2 公司經營的季節性或週期性特徵

本公司的主要運輸業務在國內沿海地區。根據我國的氣候變化和傳統節假日的特點，通常本公司每年第一季度的運輸業務會受到一定的影響。然而，2005年初以來，國際、國內航運市場持續上升，由於公司新增運力的投入使用及運價上調，本公司的油品運輸與煤炭運輸業務繼續保持穩步及快速增長。

2.1.3 報告期利潤構成情況的重大變動

本報告期內，公司營業外收支淨額人民幣6363.56萬元，佔淨利潤總額的6.6%，主要是處置「大慶242」、「寧河」和「大慶218」等三艘船的淨收益。

2.1.4 利潤增加警告

根據上海證券交易所上市規則，董事會特此公告預計今年1-6月累計淨利潤比上年同期增幅在50%-100%之間，主要原因為：

1 國內水路貨物運輸繼續保持快速增長，國際航運市場需求旺盛，運價穩中有升，有利於本集團的整體經營；
2. 運力投入較上年同期增加；及
3 本集團大力開展增收節支工作，取得了顯著成效。

承董事會命
中海發展股份有限公司
董事長
李紹德

中國，上海
二零零五年四月十九日

• 於刊登本公告日期，本公司的董事會是由執行董事李紹德先生、孫治堂先生、王大雄先生、茅士家先生、王瑕和及姚作芝先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周占群先生所組成。

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

THE STANDARD 21 APR 2005

B1

Shipper expects profit to double as demand soars

Danny Chung

China Shipping Development, the mainland's *dominant* oil and coal shipper, said it expects its net profit to be 50 percent to 100 percent higher in the first half as the worldwide shipping boom continues.

Chairman Li Shaode said domestic cargo continued to grow rapidly and the international shipping market was still expanding.

The company had put more shipping capacity to work, and measures to increase revenue and control costs were working, he said. China Shipping claims a 90 percent share of the oil transport market and a 60 percent share of the coal transport market in the mainland coastal areas.

For the first quarter, China Shipping had net profit of 829.65 million yuan (HK$782 million), up 102 percent from the same period last year. Revenue rose 36.65 percent to 1.99 billion yuan while operating costs rose 19.45 percent to 1.05 billion yuan. The company also booked non-operating income of 66.5 billion yuan in the quarter.

The firm said domestic demand for coal shipping remained strong during the quarter. For freight contracts, it was able to raise rates by 20 percent and pass bunker fees and port charges on to clients.

Separately, container shipper Orient Overseas (International) reported mostly double-digit increases in revenue and volume in the first quarter.

Revenue was US$935 million, up 24.2 percent on the same period last year, while total volume rose 14.4 percent to 830,480 twenty-foot equivalent units. Intra-Asia and Australasia services had a revenue jump of 40.8 percent on the back of a 17.3 percent increase in volume.

Orient Overseas shares closed 0.55 percent higher at HK$36.40. China Shipping shares fell 2.82 percent to HK$6.90.

danny.chung@singtaonewscorp.com

P.3

CHINA DAILY 21 APR 2005

China Shipping net doubles

Beijing-backed oil and coal carrier China Shipping Development said yesterday that first-quarter net profit more than doubled from a year ago, thanks to increased capacity and higher freight rates as the booming Chinese economy devoured more raw materials.

China Shipping posted an unaudited net profit of 829.6 million yuan (US$100.2 million) for the quarter ended March against 411.7 million yuan (US$50 million) in the same period last year, it said in a statement.

"It is expected that the domestic oil shipping market will remain stable, the shipping volume of offshore crude oil will increase, and the shipping volume of imported crude oil will also remain stable for the second quarter of 2005," Chairman Li Shaode said in the earnings statement.

The company had earlier forecast that net profit would double in the quarter on stronger shipping markets.

Revenues totalled 1.17 billion yuan (US$141 million) in the period, up 28.1 per cent over the same period a year ago.

China Shipping said demand for domestic coal shipping capacity remained strong and the company had raised freight rates by 20 per cent.

Reuters

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

ASIAN WALL STREET JOURNAL 21 APR 2005

M1

Heard in Asia

* * *

By BRUCE STANLEY

China Shipping's Bold Growth Puts It at Risk of Capacity Glut

Hong Kong

IN AN INDUSTRY rolled by cyclical booms and busts, China's second-largest container-shipping company has charted a bold course for growth.

China Shipping Container Lines enlarged its fleet when prices for new ships had hit bottom during the industry's last downturn three years ago. The company snapped up dozens of vessels at bargain prices, though it will take delivery of many of them at a time when analysts are predicting a capacity glut among the world's container carriers.

If shipping demand stays robust, China Shipping could grab a bigger slice of the container market, especially on lucrative trans-Pacific routes from China to the U.S. Its publicly stated goal is to grow from the world's 10th-largest container-shipping line by capacity to one of the top three.

But if it has misjudged the market, the company could end up expanding its fleet just as rising freight rates level off and start falling. Some analysts worry that it might end up slashing rates to fill its new ships—and trigger an industry-wide price war that could exacerbate the next cyclical downturn.

"They're riding a rising market," says analyst Gideon Lo of DBS Vickers, which has a "hold" rating on the stock. "If the up cycle continues, they may benefit the most, because they expanded the most aggressively. But if the market turns down, they will be one of the major losers."

Shipping lines in Asia have been enjoying fat profits thanks to a tight supply of container ships and ravenous U.S. demand for manufactured goods from China. In 2004, China Shipping's net profit almost tripled to 4.02 billion yuan (US$485.7 million), as revenue surged on strong freight rates and the company's 29% increase in container volumes that year. Like its larger Chinese rival **China Ocean Shipping (Group)**, or Cosco Group, China Shipping has grown in tandem with the country's burgeoning industrial output.

Growing Fleet

China Shipping Container Lines' daily closing share price since its listing last June, in Hong Kong dollars


HK$5
4
3
2
1
0
Yesterday's close: HK$3.88, down 0.6%
J J A S O N D J F M A
2004
2005

Source: Thomson Datastream

It is a big player in China, claiming a market share of as high as 90% in some domestic ports. A sharp rise in the outsourcing of Western companies' manufacturing needs to China has helped propel its growth.

Global demand for container space grew nearly 14% in 2004, far outstripping an 8% increase in available supply. Clarksons, a major ship-broking firm, estimates world shipping volume this year will be 105 million 20-foot-container equivalent units, up from 96 million last year, and that it will reach 115 million in 2006.

But Clarksons also forecasts that the supply-and-demand trends will converge this year and invert in 2006, with supply exceeding demand for the first time in five years. If oversupply becomes a problem, some analysts believe China Shipping will be among the first container lines to cut freight rates.

"With such an aggressive fleet expansion, they'll be looking to fill those vessels at any cost," says

Please Turn to Page M3, Column 1

M3

ASIAN WALL STREET JOURNAL 21 APR 2005

China Shipping Sets Risky Course

Continued From Page M1

Peter Williamson, an analyst at Macquarie Securities.

For now, the upside for China Shipping's shares appears limited in spite of the company's strong balance sheet and cash flow. In an April 1 report, J.P. Morgan put China Shipping's price/earnings ratio for 2005 at 4.9 and said it already is fairly valued compared with its peers. It has a "neutral" rating on China Shipping, as does Credit Suisse First Boston.

Yesterday, shares of China Shipping fell 0.6% to HK$3.88 (50 U.S. cents) each. In the company's initial public offering last June, shares were priced at HK$3.175, and they ended 2004 at HK$3.12.

China Shipping went on a buying binge when average container-ship prices were about 30% less than what they are today. The company now has vessels on order that will almost double its fleet size by adding capacity for 256,000 20-foot-container equivalent units, according to a report last week by Macquarie Securities. Several other carriers, including Cosco and market leader Maersk Sealand, also are expanding their fleets, in a pattern typical of the shipping industry's boom years. But among the world's 20 largest container lines, no other company has ordered as much new capacity relative to the size of its existing fleet.

"This is a big burden," says Karen Chan of Credit Suisse First Boston. "We believe the cycle is likely to peak this year and that they'll have trouble dealing with some of the new capacity coming through."

Winson Fong of SG Asset Management is more optimistic even though managers of the shipping line have yet to prove themselves in a severe downturn. He says China Shipping's ambitious expansion should give it a competitive edge as the company seeks to increase market share, especially given its access to Chinese ports. So long as U.S. demand for China-made goods stays strong, Mr. Fong sees China Shipping as a better play than most other shipping lines.

Congestion at major U.S. container ports, particularly at Long Beach, California, could soak up some of the anticipated excess in supply. During last year's pre-Christmas peak season for Chinese imports into the U.S., some ships had to wait several days to unload cargoes at Long Beach. Many analysts anticipate even bigger problems this year, a development that might help keep freight rates firm—and vindicate China Shipping's expansion strategy.

Macquarie's Mr. Williamson last week upgraded China Shipping to "outperform" from neutral, saying the industry's current upturn is stronger than expected and that fears of a looming oversupply are exaggerated. For the shares, he has a 12-month price target of HK$5, or 29% above yesterday's close.